UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43229

Wise Group plc

(Translation of registrant’s name into English)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 16, 2026, Wise Group plc (the “Company”) issued a press release announcing its financial results for the quarter ended June 30, 2026. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report on Form 6-K”).

The information contained in this Report on Form 6-K (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued by Wise Group plc, dated July 16, 2026, titled “Wise Group plc reports Q1 FY27 Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: July 16, 2026	By:	/s/ Kristo Käärmann
Name: Kristo Käärmann Title: Chief Executive Officer